January 15, 2016

VIA EDGAR AND COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Mr. Kevin W. Vaughn, Accounting Branch Chief, Office of Financial Services

Re:	WSFS Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 16, 2015

File No. 001-35638

Dear Mr. Vaughn:

Set forth below is additional information to augment the responses of WSFS Financial Corporation (the “Company”) originally provided by letter dated January 7, 2016, to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 22, 2015, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”) (File No. 001-35638). For your convenience, we have reproduced the text of the Staff’s comment in bold text followed by the Company’s additional response to the comment.

Form 10-K for the Fiscal Year Ended December 31, 2014

Note 16. Stock-Based Compensation, page 100

1.	We note you disclose on page 100 that you use the simplified method provided for in Staff Accounting Bulletin Topic 14.D.2 to estimate expected term of options. Please specify whether you use this method for all three Stock Option / Incentive Plans identified (1997, 2005, and 2013), and please describe the reason for using this method in each case. Tell us how you determined whether you have sufficient historical option exercise experience.

Additional Information in Response to Staff’s Comment:

Subsequent to our response dated January 7, 2016, the Company performed an analysis to compare the financial statement impact of using the simplified method to estimate expected term of options vs. the Company’s historical option exercise experience. This analysis demonstrates that any differences in the amount of stock-based compensation expense recorded in prior years as a result of using the simplified method instead of the historical option exercise experience were not material to the Company’s consolidated financial statements. Specifically, if the Company used its historical option exercise experience, the analysis reflected pre-tax income differences (understatement of expense) equal to or less than $115,000 on an annual basis. The Company also performed a sensitivity analysis on the

Mr. Kevin W. Vaughn, Accounting Branch Chief, Office of Financial Services

Division of Corporation Finance

Securities and Exchange Commission

January 15, 2016

estimated expected term of options and concluded that all possible outcomes would not result in material differences to the amount of stock-based compensation expense recorded on the Company’s consolidated financial statements. The Company’s analysis considered all option valuation inputs impacted by estimated expected term (e.g., the stock price volatility input) and adjusted such inputs accordingly to calculate estimated expense assuming the utilization of historical option exercise experience.

The Company will continue to evaluate the reasonableness of its historical option exercise experience and, absent future events that would render historical option exercise experience unreliable, management will strongly consider utilizing historical option exercise experience to estimate the expected term for future option grants.

In connection with the foregoing responses to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this response, please call the undersigned at (302) 571-7160. Thank you very much for your attention to this matter.

Very truly yours,

/s/ Rodger Levenson
Rodger Levenson
Executive Vice President and
Chief Financial Officer

cc:	David Engvall, Esq., Covington & Burling LLP

Michael P. Reed, Esq., Covington & Burling LLP